May 17, 2017

VIA EDGAR

John Reynolds

Assistant Director

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	Rennova Health, Inc. Registration Statement on Form S-1 Filed April 18, 2017 File No. 333-217350

Dear Mr. Reynolds:

On behalf of Rennova Health, Inc., a Delaware corporation (the “Company”), we hereby respond to the Staff’s comment letter, dated May 15, 2017, regarding the Company’s Registration Statement on Form S-1 filed on April 18, 2017. Please note that we are simultaneously filing Amendment No. 1 to the Form S-1 (“Amendment No. 1”).

Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s response to the comment immediately thereafter.

General

1.	It appears to us that you are registering the resale of 2,155,598 shares of common stock issuable upon conversion of the Debentures with the debentures being convertible at a conversion price of $1.66. We also note your description of the amortization features of the Debentures in the section “March 2017 Private Placements”, on page 65, that in the event the company does not pay the amortization amounts in cash then the conversion price of the Debentures will be 85% of the volume weighted average price at the time of conversion and that “each investor ... may increase the conversion amount subject to the alternative conversion price by up to four times the amortization amount.” Please revise your prospectus to clarify the transaction you are registering. We may have further comment.

1

John Reynolds

May 17, 2017

Response:

In response to the Staff’s comment, we have revised the disclosure in Amendment No. 1 to address the Staff’s comment. Please see the cover page of the prospectus and pages 5, 65 and 68 of Amendment No. 1.

*****

In connection with responding to the Staff’s comments, the Company has acknowledged in Exhibit A to this letter the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (305) 379-9141.

Sincerely,

Shutts & Bowen LLP

J. Thomas Cookson

JTC/ddc

cc:	Michael Killoy
Securities and Exchange Commission

David Link
Securities and Exchange Commission

Seamus Lagan, Chief Executive Officer
Rennova Health, Inc.

2

EXHIBIT A

RENNOVA HEALTH, INC.

400 S. Australian Avenue, Suite 800

West Palm Beach, Florida 33401

Tel: 561-855-1626

May 17, 2017

In connection with its response to the United States Securities and Exchange Commission's comment letter, dated May 15, 2017, Rennova Health, Inc. (the "Company") acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RENNOVA HEALTH, INC.

By:	/s/ Seamus Lagan
Seamus Lagan
Chief Executive Officer

3